November 14, 2011

Jeffrey Reidler
Assistant Director
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Protea Biosciences Group, Inc.
Form 8-K
Filed September 9, 2011
File No. 005-51474

Dear Mr. Reidler:

This letter is in response to the comments contained in the Staff’s letter to Protea Biosciences Group, Inc. (the “Company”), dated October 6, 2011, concerning the Form 8-K filed by the Company with the Securities and Exchange Commission on September 9, 2011 (the “Comment Letter”). We have filed an amendment (the “Amendment”) to the Company’s Form 8-K concurrent with this letter incorporating and/or responding to the requested changes.

The comments from the Comment Letter are repeated below and, for convenience of reference, the number beside each of the following comments corresponds to the paragraph numbering indicated in the Comment Letter. Please note that we have not changed the page numbers in the headings or comments from the Comment Letter, but the page numbers referred to in our responses below refer to the enclosed Amendment.

On behalf of the Company, the following are our responses to the Staff’s comments:

Item 1. Description of Business

General

1.
Please revise your disclosure to provide the material terms of your agreements with West Virginia University, Johns Hopkins University, George Washington University, and Laboratories Mayoly Spindler SAS, as discussed on pages 7-8 of your Form 8-K. In particular, please disclose the following information, as applicable:

•	License Fees;
•	Percentage royalty payments that you are contractually obligated to make to your counterparties;
•	Percentage royalty payments for sublicenses;
•	Aggregate potential milestone payments;
•	Termination provisions; and
•	Duration of the agreement.

To the extent that the duration of the agreement is based on the expiration of an underlying patent, please disclose the estimated expiration date of the patent, if available.

Response:

The Company has revised its disclosure in response to the Staff's comments.  Please see pages 7-10 of the Amendment.

Technology and Intellectual Property, page 6

2.	Please revise your disclosure to state when each patent relating to the LAESI technology is scheduled to expire.

Response:

The Company has revised its disclosure in response to the Staff's comments.

Research and Development, page 8

3.
You have qualitatively disclosed the nature, objective, and current status of each of your various product candidates being developed. Please revise your disclosure to addresses the following for each of your material product candidates:

•	The costs incurred during each period presented and to date;
•	The nature of efforts and steps necessary to complete the project;
•	The risks and uncertainties associated with completing development;
•	The extent and nature of additional resources that need to be obtained if current liquidity is not expected to be sufficient to complete the project; and
•	Your estimate of the date of completion of any future milestone such as completion of a development phase or initiation of marketing or date of product launch.

Response:

The Company has  revised its disclosure in response to the Staff's comments.  Please see page 11 of the Amendment.

Item 2. Financial Information

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 13

4.
You state in your June 30, 2011 Notes to Financial Statements that “(w)hile the Company believes that it will be successful in obtaining the necessary financing to fund its operations, they have no committed sources of funding and are not assured that additional funding will be available to them.” Please expand your discussion here to include the following topics:

•	Provide an update to your current cash position and potential sources of funds as you have with other items in this Form 8-K.
•	Discuss your monthly cash usage rate and estimate when you will run out of cash assuming no sources are found in the near future.
•	Describe management’s contingency plans to conserve cash until new sources are found.
•	Update your current status with the $3 million credit facility loan with Centra Bank that is “due on demand.”

Response:

The Company has revised its disclosure in response to the Staff's comments.  Please see page 16 of the Amendment.

Item 5. Directors and Executive Officers, page 16

5.
Please revise your disclosure to identify the specific experiences, qualifications, attributes or skills that led the board to determine that each of your directors should serve as a director of the company. Please note that this disclosure should be provided for each director on an individual basis. See Item 401(e) of Regulation S-K.

Response:

The Company has revised its disclosure in response to the Staff's comments.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 20

6.
We note that in Note 4 to your Consolidated Financial Statements you disclose that you received loans of $500,000 and $250,000 in December 2010 and March 2011 from at least one board member, which were later exchanged for convertible debentures. Please revise your disclosure to provide the information required by Item 404(d) of Regulation S-K with regard to these transactions.

Response:

The Company has revised its disclosure in response to the Staff's comments.  Please see page 26 of the Amendment.

Item 4.01 Changes in Registrant’s Certifying Accountants, page 22

7.	Please file a letter from your former accountant, indicating whether or not they agree with your disclosures in the Form 8-K. Please refer to Item 601(b)(16) of Regulation S-K.

Response:

The letter from our former accountant has been filed as Exhibit 16 to the Amendment.

Item 9.01. Financial Statements and Exhibits, page 23

8.
We note that your Joint Research and Development Agreement with Laboratories Mayoly Spindler SAS filed as Exhibit 10.17 includes references to seven separate appendices. However, it does not appear that these appendices have been included with your filed exhibit. Please file a complete copy of Joint Research and Development Agreement including all appendices, exhibits, and schedules thereto.

Response:

In response to the Staff's comment, the Company has re-filed a complete copy of the Joint Research and Development Agreement including all appendices, exhibits and schedules thereto.

9.
We note your reference in Note 5 to your Consolidated Financial Statements to certain long-term debt in the form of a note payable to the West Virginia Development Office for $685,000 and three convertible notes payable to the West Virginia Jobs Investment Trust Board for a total of $1,550,000.  Please file each of these promissory notes as exhibits to Form 8-K as required under Item 601(b)(4) of Regulation S-K or provide us with an analysis as to why they are not required to be filed.

Response:

The note payable referenced in Note 5 of our Consolidated Financial Statements refers to a note, dated March 1, 2007, in an aggregate principal amount of $685,000, payable by  Monongalia County Development Authority ("Monongalia County") to the West Virginia Water Development Authority ("WVWDA").  The note was issued to Monongalia County in order to partially finance the purchase of certain equipment from the Company by Monongalia County, which equipment would thereafter be leased to the Company by Monongalia County, pursuant to the terms and conditions of an Equipment Lease Agreement, dated March 12, 2007, by and between Monongalia County and the Company (the "Lease Agreement").   The Company agreed to secure and guarantee all amounts due and owing by Monongalia County to WVWDA and has made all payments due by Monongalia County to WVWDA under the note, and therefore has recorded the amount as a note payable.  As the Company is not a party to the note, we do not believe the note is required to be attached as an exhibit to this Amendment, however, a copy of the Lease Agreement has been attached as Exhibit 10.30 to the Amendment.

The convertible promissory notes aggregating $1,550,000 payable to the West Virginia Jobs Investment Trust Board were converted into shares of common stock of the Company on September 30, 2011 at the option of the Holder, and are no longer outstanding debt, therefore the Company does not believe the referenced notes are required to be filed.

Unaudited Interim Consolidated Financial Statements For The Periods Ended June 30, 2011

General

10.	Starting on page 1 of these financial statements, please revise all pages to mark every page or column as “unaudited”.

Response:

In response to the Staff's comments the Company has revised its financial statements accordingly.

Financial Statements for the Years ended December 31, 2010

Report of Independent Registered Public Accounting Firm

11.
Under Note to Financial Statements No. 1, you have the caption “Going Concern and Plan of Operations.” There you discuss your company’s recurring losses, deficit shareholders’ equity and working capital and lack of a source of funds. In light of this disclosure, please tell us why your auditors’ report did not contain a going concern paragraph.

Response:

A primary risk assessed by the Company's auditors during the planning phase of our audit was the ability of the Company to continue as a going concern for a reasonable period of time.  In response to this risk, our auditors followed the auditing guidance within SAS-59 (AU 341) by obtaining information and gathering evidence about management’s plans.  Management’s plans generally included possible combinations of (1) borrowing money, (2) reducing or delaying expenditures, and (3) increasing ownership equity. Our auditors considered the potential effect on these plans of various factors that may impact the plans.

They evaluated management’s plans and assessed the likelihood that those plans could be effectively implemented.  They reviewed and evaluated prospective financial information, including the fundamental assumptions used to prepare the prospective information.

Based on the procedures performed, our auditors concluded that substantial doubt about the entity’s ability to continue as a going concern for a reasonable period of time was alleviated.  As such, it was not necessary to include an explanatory paragraph in the audit report to reflect a going concern.  Further, they concluded that disclosure of the principal conditions that initially caused them to believe there may be substantial doubt was appropriate within the footnotes.

Pro forma Consolidated Financial Statements

12.	Please include pro forma adjustments to show the conversion of the Series A Convertible Debentures to shares of a common stock along with the related income statements effects.

13.	Please revise the pro forma Consolidated Statements of Operations to present basic and diluted per share data. Also present the number of shares used to compute per share data.

14.	Revise your notes to the pro forma financial statements to discuss what, if any, consideration was received by the shareholders’ of SRKP 5 in return for their surrendering their shares of stock.

Response:

In response to the Staff's comments 12-14, the Company has revised its pro forma consolidated financial statements and notes as indicated above.

In connection with the Company’s responses to the above comments, the Company hereby acknowledges that:

•      the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•      Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Thank you for your attention to this matter. We look forward to hearing from you. Direct questions or questions for clarification of matters addressed in this letter may be addressed to the undersigned or to David Feldman of Richardson & Patel LLP at (212) 869-7000.

Sincerely,

/s/ Stephen Turner
Stephen Turner
Chief Executive Officer